[Letterhead of Debevoise & Plimpton LLP]

July 8, 2013

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd. Confidential Draft Registration Statement on Form S-1 Submitted June 18, 2013 CIK No. 0001576018

Dear Mr. Riedler:

This letter sets forth the responses of Third Point Reinsurance Ltd. (the “Company”) to the comments contained in your letter, dated July 3, 2013, relating to the Registration Statement on Form S-1 confidentially submitted on June 18, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Confidential Submission No. 3 of the Registration Statement (“Submission No. 3”). Enclosed with the paper copy of this letter are five copies of a clean version of Submission No. 3, as well as five copies of a blacklined version of Submission No. 3, marked to show changes from the Registration Statement filed on June 18, 2013.

General

1.	You state on p. 33 of your Form S-1 that you “rely on an exception under the Investment Company Act that is available to a company organized and regulated as a foreign insurance company which is engaged primarily and predominantly in the reinsurance of risks on insurance agreements.” Please provide further information needed to conduct an analysis under Rule 3a-6 of the Investment Company Act of 1940. In particular, please explain and include relevant financial information demonstrating how you are engaged primarily and predominantly in the reinsurance of risks on insurance agreements of the type specified in the rule.

Jeffrey P. Riedler	2	July 8, 2013

The Company notes the Staff’s comment and respectfully advises the Staff that it believes it is not an investment company because it is primarily engaged in the reinsurance business through its wholly-owned subsidiary, Third Point Reinsurance Company Ltd. (“Third Point Re”) as well as through its catastrophe reinsurance subsidiary, Third Point Re Cat Ltd. (the “Catastrophe Reinsurer”). Third Point Re and the Catastrophic Reinsurer may each rely on the exemption from registration specified in Rule 3a-6 promulgated under the Investment Company Act of 1940 (the “Act”) because each is engaged “primarily and predominantly” in the reinsurance of insurance written by insurance companies. While the standards for determining whether a company is “primarily and predominantly” engaged in the business of reinsurance have not been well developed, the Company believes that, through its reinsurance operating subsidiaries, it is primarily and predominantly engaged in such business based on the following considerations: (i) Third Point Re and the Catastrophe Reinsurer are actively engaged in the reinsurance business and regulated as insurance companies by the Bermuda Monetary Authority (the “BMA”); (ii) all of the employees of the Company and its subsidiaries are engaged full-time in the active management and operation of the Company’s operating subsidiaries’ reinsurance businesses, including underwriting, risk management, actuarial services and legal support of the same; (iii) since inception, Third Point Re has focused on increasing its reinsurance portfolio; and (iv) the Company’s financial results and its operating subsidiaries’ approach to establishing reserves and surplus reflect its engagement in the reinsurance business. Based on these factors, the Company believes that, through its operating subsidiaries, it is “primarily and predominantly engaged in” the reinsurance of risks of insurance agreements of the type specified in section 3(a)(8) of the Securities Act of 1933. These factors are discussed in greater detail below.

(i) Operating History of Reinsurance Subsidiaries

As described in the Registration Statement, the Company was founded in 2011 as the Bermuda-domiciled holding company for a Bermuda-based property and casualty reinsurer, Third Point Re. The Company was formed to capitalize on opportunities in the property and casualty reinsurance industry and operates its business through Third Point Re, its wholly owned operating subsidiary, which is a Bermuda-incorporated and registered Class 4 reinsurer, subject to regulation and supervision by the BMA under the Bermuda Insurance Act of 1978 (the “Insurance Act”). Third Point Re was formed on October 6, 2011 and received its license to write reinsurance contracts on December 13, 2011, in time to take advantage of opportunities to write business during the January 1, 2012 renewal season. During June 2012, the Company formed Third Point Re Cat Ltd., a Bermuda-domiciled special purpose insurer which received its license under the Insurance Act on July 25, 2012 to underwrite business relating to a catastrophe fund “sidecar.” The Company formed the Catastrophe Reinsurer and related entities in order to be able to participate in the catastrophe reinsurance market as a complement to Third Point Re’s primary focus on property and casualty reinsurance.

Jeffrey P. Riedler	3	July 8, 2013

(ii) Experienced Employees Actively Engaged in Management and Operation of the Reinsurance Business

The Company and its subsidiaries currently have 17 employees, all of whom are employed on a full-time basis and 16 of whom are based in the Company’s Pembroke, Bermuda headquarters. All of the Company’s employees are either insurance industry professionals with significant experience in the insurance and reinsurance business or professionals or administrative personnel supporting the reinsurance business, providing in-house services in such areas as legal, accounting, marketing and investor relations.

The Company believes that its experienced management team is central to its identification of reinsurance business with the potential for profit. The Company’s employees include underwriters, risk management specialists, actuaries, accountants and legal support staff, all of whom possess significant reinsurance experience as it relates to their particular areas of responsibility within the Company. As Chairman, Chief Executive Officer and Chief Underwriting Officer, industry veteran John Berger has the exclusive authority to bind Third Point Re to reinsurance risk. Mr. Berger has over 30 years of experience in the reinsurance business, the majority of which was spent at three successful reinsurance companies: Alterra Capital Holdings Limited, Chubb Re, Inc. and F&G Re. Mr. Berger is supported by an underwriting team of two Executive Vice Presidents, Daniel V. Malloy and Anthony Urban, each of whom has extensive reinsurance industry experience. Mr. Malloy has almost 32 years of reinsurance experience, including 10 years of structured reinsurance underwriting. Mr. Urban has been in the reinsurance business for almost 30 years, including having served as President and CEO of JRG Reinsurance Company, Ltd. The Company’s Chief Financial Officer and Chief Operating Officer, J. Robert Bredahl, previously held senior positions at Aon Benfield, the world’s leading reinsurance intermediary. In his role as Chief Financial Officer and Chief Operating Officer, Mr. Bredahl relies on support from Chris Coleman, the Company’s Chief Accounting Officer and Shane Haverstick, its Senior Vice President of Operations, both of whom previously held senior positions at various reinsurance companies.

The Company’s team also includes Michael McKnight, the Company’s Chief Actuary and Chief Risk Officer, and Tonya L. Marshall, its Executive Vice President, General Counsel and Secretary. Mr. McKnight’s actuarial career spans over 25 years. Ms. Marshall has over 15 years of relevant legal experience, with a focus on insurance/reinsurance company matters, having previously served as the general counsel and board secretary for The Bank of N.T. Butterfield & Son Limited and as an attorney at the international law firm of Conyers Dill & Pearman in Bermuda.

Jeffrey P. Riedler	4	July 8, 2013

(iii) Rapid and Strategic Expansion of Reinsurance Portfolio

Since inception, the Company, through its primary reinsurance operating subsidiary, Third Point Re, has focused on rapid and strategic expansion of its reinsurance portfolio. Beginning in January 2012, Third Point Re began underwriting property, casualty and specialty reinsurance contracts, writing 11 quota share contracts and one deposit accounted reserve cover during 2012. During the first half of 2013, Third Point Re has continued to expand its reinsurance portfolio, writing an additional 14 quota share contracts in its property and casualty reinsurance segment. Going forward, Third Point Re expects to continue to expand its reinsurance portfolio and, as market conditions improve, plans to expand the lines of business and forms of reinsurance on which its focuses. Because the contracts that Third Point Re typically writes are highly specialized and tailored to the cedents’ needs, the process of identifying potential business, evaluating the associated risk and negotiating contractual terms can take several months, and in one recent instance took more than a year, with input from management across all functions. Because Third Point Re typically seeks to “lead” the quota share reinsurance contracts that it enters into – meaning that it establishes the contractual terms to which other, “following” reinsurers will sign on – the industry experience and knowledge of the management team are central to the identification and execution of profitable business.

All of the quota share insurance contracts that are being reinsured are insurance agreements of the type specified in section 3(a)(8) of the Securities Act of 1933. Third Point Re assumes real economic risk when it writes its quota share portion of a reinsurance contract. This is evidenced by the fact that in 2012, Third Point Re incurred a $10.0 million loss on $42.5 million of earned premium relating to a crop contract written during the year. Although Third Point Re employs sophisticated actuarial modeling in evaluating each contract it writes, severe and persistent drought conditions in the U.S. farm belt resulted in a loss that reduced net income. The possibility that losses may result from a particular contract written is inherent in, and indicative of, the active conduct of insurance or reinsurance business.

(iv) Financial Results and Reserving Strategy Reflect Principal Engagement in Reinsurance

The Company believes that its financial results to date reflect its principal engagement in reinsurance through its primary operating subsidiary, Third Point Re. In each of fiscal 2012 and the first fiscal quarters of 2012 and 2013, gross premium written has exceeded net investment income as a driver of total revenue. While net premium earned has represented the smallest contributor to total revenue in each of these periods, this is consistent with the fact that Third Point Re has been in operation for less than two full years. The dollar amount of net premium earned for the first quarter of 2013 more than doubled when compared to net premium earned for the first quarter of 2012 and net premium earned for the second quarter of 2013 is expected to exceed investment income and be the largest contributor to total revenue.

Jeffrey P. Riedler	5	July 8, 2013

In addition, Third Point Re’s unearned premium reserves as of March 31, 2013 was approximately $154 million, an approximately 64% increase over unearned premium reserves as of December 31, 2012. As the contracts written by Third Point Re continue to earn premium over time, the Company expects that the amount of net premium earned will increase as a percentage of total revenues.

The majority of the Company’s consolidated assets consist of investments in securities and commodities, as held in its investment account which is managed by Third Point LLC, the Company’s appointed investment manager. The purpose for maintaining such assets is to fund Third Point Re’s required reserves and surplus in connection with its reinsurance activities, with income produced funding the costs of its active conduct of its reinsurance business, including compensation of employees, maintenance of the Company’s Bermuda headquarters and payment for such supporting products and services as licenses for actuarial modeling programs. As gross written premium and reserves continue to grow, the percentage of assets held to support reinsurance operations will increase.

The Company believes that the current level of financial reserves (including surplus) maintained by Third Point Re is not substantially in excess of the amount reasonably required for its reinsurance business, taking into account such factors as the Company’s expectations for the future growth of the reinsurance business and the requirements of the BMA under the Insurance Act. Under the Insurance Act, Class 4 insurers are required to maintain available statutory capital and surplus established by reference to a risk-based capital model that takes into account and weights as applicable eight categories of risk, including fixed income investment risk, equity investment risk, premium risk and reserve risk. The Company is required to provide regular reports to the BMA of its capital composition in order to allow the BMA to evaluate whether its levels of statutory capital and surplus are sufficient.

In addition, as a new entrant into the reinsurance business, the Company was initially formed with a higher amount of capital than was required by applicable insurance regulation in order to secure a rating of A- from A.M. Best and meet the counterparty financial condition standards of our insurance company clients. The Company believes that an A- A.M. Best rating is fundamental to its commercial success because potential counterparties to the reinsurance contracts Third Point Re seeks to write will weight a reinsurer’s A.M. Best rating heavily in determining whether to cede business to a particular reinsurer. The Company believes that a significant majority of ceding insurers are prohibited by their operating guidelines from entering into reinsurance contracts with counterparties that do not either hold an A- or higher rating from A.M. Best or equivalent rating or fully collateralize their obligations.

Jeffrey P. Riedler	6	July 8, 2013

Conclusion

For the reasons outlined above, the Company respectfully advises the Staff that it believes that its history of operations demonstrate that through its primary operating subsidiary, Third Point Re, it is a foreign insurance company primarily and predominantly engaged in writing reinsurance on insurance contracts as specified in Rule 3a-6 of Act.

2.	We note that you submitted a confidential treatment request on June 11, 2013. We will provide any comments in relation to your confidential treatment request in a separate comment letter.

The Company notes the Staff’s comment and will await the Staff’s separate comment, if any, on the confidential treatment request.

Prospectus Summary, page 1

3.	We note that you use the phrase “limit net exposure to no more than 1.5 times for more than 10 trading days in any 30-day period” on page 4 and throughout the prospectus. Please amend your disclosure to clarify this statement and identify the specific net exposure that is being limited, and identify the factor that cannot be exceeded by 1.5 times.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

4.	In the footnotes to the figure titled “Illustrative Return After Fees, Expenses and Incentive Allocation Since Inception—Third Point Partners L.P.” on page 5 and 96, please amend your disclosure to explain how the DJ-CS HFI and HFRI Indexes are calculated and what they are intended measure.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders, page 154

5.	We note your response to our prior comment 56. The column you describe showing the amounts to be held by each selling shareholder following the offering was included in your original filing. Please revise the table further to include a column specifically showing the amounts offered on behalf of each selling stockholder pursuant to Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Jeffrey P. Riedler	7	July 8, 2013

Certain Tax Considerations, page 169

6.	On page 172, we note that you believe that you should not be considered a PFIC if Third Point Re is not considered a PFIC. Additionally, you believe that your financial reserves will be consistent with industry standards and will not be in excess of the reasonable needs of your insurance business, and you also believe that you will be actively engaged in insurance activities that involve sufficient transfer of risk. Please state your belief as to your status as a PFIC for your most recently completed taxable year, and your belief as to your status as a PFIC for your current or future taxable years based on your proposed method of operation. In addition, disclose what action you will take if the representations are incorrect.

The Company notes the Staff’s comment and respectfully advises the Staff as follows: As stated in the Registration Statement, the Company intends to conduct its activities via Third Point Re, its licensed reinsurance subsidiary, so that it will be actively engaged in writing reinsurance contracts that transfer risk and that its financial reserves will not be substantially in excess of the reasonable needs of its reinsurance business. However, the Company cannot provide a statement of its belief as to whether it will or will not be a PFIC in 2013 or any subsequent year because, as noted in the disclosure, the PFIC determination is made on an annual basis and depends on the actual results for each such year.

With respect to 2012, the Company has not included a statement as to its belief regarding PFIC status. Although the Company believes that during 2012, it was actively engaged in insurance activities via its licensed reinsurance subsidiaries and maintained an overall level of financial capital that was reasonable in light of its intended present and future insurance operations, 2012 was the Company’s first year of operations and there is insufficient guidance under the PFIC rules to determine whether its 2012 activity levels, standing alone, would be sufficient to avoid PFIC status for such year. It is also possible that under a “start up” year exception contained in the PFIC rules, the conclusion for 2012 may be dependent on the Company’s PFIC status in 2013 and 2014, which cannot be determined at this time.

The Company notes the Staff’s request in the final sentence of this comment and respectfully points the Staff to the disclosure appearing under the caption “Certain Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” in the Registration Statement, in which the Company states that it will inform U.S. shareholders in the event the Company determines that it is likely to be treated as a PFIC, and in such event to provide information to such shareholders to make certain elections that mitigate the adverse tax consequences of PFIC status. The Company notes that the disclosure describes these various elections in detail and states that the Company will make available the information necessary to make certain of such elections to any shareholder upon request (even in the absence of the Company’s determination that it is likely to be treated as a PFIC).

Jeffrey P. Riedler	8	July 8, 2013

7.	We note your response to our prior comment 57. However, your disclosures regarding your PFIC status should be supported by an opinion of tax counsel. We also note that if there is a lack of authority directly addressing the tax consequences of owning shares of the registrant regarding the PFIC status of the company or there is conflicting authority or significant doubt, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. Please file a tax opinion supporting the disclosure referenced in the preceding comment as an exhibit and revise the disclosure in the registration statement to identify the name of the counsel providing the tax opinion and to clarify that the discussion included in the registration statement is a summary of their opinion. If you continue to include a summary in the registration statement, the opinion should be a long form opinion. Alternatively, you may include the disclosure in the certain tax considerations section of the prospectus as the opinion of counsel and file a short form opinion. For additional guidance, please refer to Staff Legal Bulletin No. 19. For specific guidance regarding the preparation of opinions as to PFIC status see Footnote No. 44 to Staff Legal Bulletin No. 19.

The Company notes the Staff’s comments and advises the Staff that it intends to file with the Registration Statement an Exhibit 8.1 “short form” opinion of Debevoise & Plimpton LLP, as counsel to the Company, to the effect that the statements of law in the tax disclosure constitute its opinion. The Company has revised the disclosure accordingly. However, for the reasons described in the Company’s response to comment 57 as issued in the Staff’s previous comment letter, dated June 12 , 2013, an opinion of counsel is not obtainable on PFIC status, and the Exhibit 8.1 opinion will explicitly so state. Although the Company notes that Staff Legal Bulletin No. 19 (“SLB 19”) contemplates that “should” or “more likely than not” opinions can be rendered in cases where the applicable legal issue is subject to some uncertainty, the Company notes that SLB 19 also clearly contemplates that there are certain legal issues on which an opinion cannot be given, and requires in such cases that “if the author of the opinion is unable to opine on a material tax consequence, the opinion should: state this fact clearly, provide the reason for the author’s inability to opine on a material tax consequence (for example, the facts are currently unknown or the law is unclear); and discuss the possible alternatives and risks to investors of that tax consequence.”

Consequently, the Company has revised the disclosure to state that “Counsel to the Group is not providing an opinion regarding the Group’s PFIC status due to the absence of applicable authority regarding the Insurance Company Exception and the dependence of the Group’s PFIC status on the actual operational results and other relevant facts for each taxable year.” The Company believes that the existing disclosure

Jeffrey P. Riedler	9	July 8, 2013

appearing under the caption “Certain Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Companies” in the Registration Statement adequately addresses the risks to investors of PFIC status and possible alternatives to mitigate its effects.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

8.	We acknowledge your response to prior comment 59. Based on your description of the items included in net unrealized gains and losses on derivative contracts we feel that your current description may be confusing to investors. Please revise the line item descriptions of these assets or liabilities so that a reader may readily understand the nature of these items, such as derivative assets or derivative liabilities at fair value.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Notes to the Consolidated Financial Statements UNAUDITED, page F-6

9.	Please revise your disclosure to include a statement in the notes to the financial statements stating that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented as required by Rule 10-01(b)(8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Notes to the Consolidated Financial Statements

17. Non-controlling Interests, page F-63

10.	We acknowledge your response to prior comment 30 and your revised disclosure. Please explain to us how your analyses regarding the Catastrophe Fund and the Catastrophe Reinsurer considered ASC 810-10-15-14 that states that an entity must be considered to be a VIE if, by design, any of the conditions listed in that paragraph exist.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company has performed the following analysis regarding the consideration of ASC 810-10-15-14 with respect of each of Third Point Reinsurance Opportunities Fund Ltd. (the “Catastrophe Fund”) and Third Point Re Cat Ltd. (the “Catastrophe Reinsurer”). Based on the Company’s analysis below, the Company has concluded that as none of the ASC 810-10-15-14 criteria apply to the Catastrophe Fund or Catastrophe Reinsurer structures, the Company believes that neither the Catastrophe Fund nor the Catastrophe Reinsurer should be accounted for as a VIE. However, the Company has consolidated both the Catastrophe Fund and the Catastrophe Reinsurer under the voting model, as per ASC 810, Consolidation.

Jeffrey P. Riedler	10	July 8, 2013

Although the Company’s analysis considers all of the guidance in ASC 810, Consolidation, this response specifically addresses the relevant sections of ASC 810-10-15-14 below and provided its analysis for each subsection with respect to each of the Catastrophe Fund and the Catastrophe Reinsurer after such excerpt.

(1) Sufficiency of Equity Investment at Risk

ASC 810-10-15-14: A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a variable interest entity [VIE] does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.)

a.	The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1.	Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights.

2.	Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs.

3.	Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

4.	Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Jeffrey P. Riedler	11	July 8, 2013

(i) Catastrophe Fund:

In response to ASC 810-10-15-14(a), in accordance with the Company’s assessment, the Company supplementally advises the Staff that as described in the Registration Statement, the Catastrophe Fund is an open-ended fund that is actively seeking new third party investments to invest in catastrophic risk coverage to be written by the Catastrophe Reinsurer. As of March 31, 2013, the Catastrophe Fund had drawn $41.6 million of equity commitments, with remaining commitments of $53.0 million drawn effective April 1 and June 1, 2013. The Company believes that these equity commitments and potential investments by future investors in the Catastrophe Fund are sufficient to permit the Catastrophe Fund to finance its activities without additional subordinated financial support provided by any parties, including equity holders. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with regard to the Catastrophe Fund.

(ii) Catastrophe Reinsurer:

The Company supplementally advises the Staff that, as described in the Registration Statement, the Catastrophe Reinsurer is a special purpose insurer under the Insurance Act. Pursuant to the Insurance Act, an entity licensed as a special purpose insurer is required to fully fund its liabilities to the parties insured. The Catastrophe Reinsurer has fully collateralized all liabilities to parties insured with cash and equivalents. As such, the Company has concluded in response to ASC 810-10-15-14(a) that Catastrophe Reinsurer’s equity investment at risk is sufficient to permit it to finance its activities without additional subordinated financial support provided by any parties, including equity holders, and that that this component of the ASC 810-10-15-14 conditions does not exist with regard to the Catastrophe Reinsurer.

(2) Power to Make Decisions

ASC 810-10-15-14b: As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1. The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of non-controlling shareholder veto rights as discussed in paragraphs 810-10-25-2 through 25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections.

Jeffrey P. Riedler	12	July 8, 2013

(i) Catastrophe Fund

In response to ASC 810-10-15-14b(1), the Company supplementally advises the Staff that Third Point Re and Third Point Reinsurance Investment Management Ltd., collectively, have the ability to make decisions about the Catastrophe Fund’s activities that determine its success. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with regard to the Catastrophe Fund.

(ii) Catastrophe Reinsurer

In response to ASC 810-10-15-14b(1), the Company supplementally advises the Staff that the Catastrophe Fund and Third Point Reinsurance Investment Management Ltd., collectively, have the ability to make decisions about the Catastrophe Reinsurer’s activities that determine its success. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with regard to the Catastrophe Reinsurer.

(3) Obligation to Absorb Losses

ASC 810-10-15-14b: As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

2. The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity. See paragraphs 810-10-25-55 through 25-56 and Example 1 (see paragraph 810-10-55-42) for a discussion of expected losses.

(i) Catastrophe Fund

In response to ASC 810-10-15-14b(2), the Company supplementally advises the Staff that Third Point Re and Third Point Reinsurance Investment Management Ltd., collectively, have the obligation to absorb the expected losses of the Catastrophe Fund. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Catastrophe Fund.

(ii) Catastrophe Reinsurer

In response to ASC 810-10-15-14b(2), the Company supplementally advises the Staff that Third Point Reinsurance Opportunities Fund Ltd. and Third Point Reinsurance Investment Management Ltd., collectively, have the obligation to absorb the expected losses of the Catastrophe Reinsurer. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Catastrophe Reinsurer.

Jeffrey P. Riedler	13	July 8, 2013

(4) Right to Receive Residual Returns

ASC 810-10-15-14b: As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

3. The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

(i) Catastrophe Fund

In response to ASC 810-10-15-14b(3), the Company supplementally advises the Staff that Third Point Re and Third Point Reinsurance Investment Management Ltd., collectively, have the right to receive the expected returns of the Catastrophe Fund. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Catastrophe Fund.

(i) Catastrophe Reinsurer

In response to ASC 810-10-15-14b(3), the Company supplementally advises the Staff that the Catastrophe Fund and Third Point Reinsurance Investment Management Ltd., collectively, have the right to receive the expected returns of the Catastrophe Reinsurer. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Catastrophe Reinsurer.

(5) Non-Proportional Voting Rights

ASC 810-10-15-14c: The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

Jeffrey P. Riedler	14	July 8, 2013

2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with non-substantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)(1).

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

(i) Catastrophe Fund

In response to ASC 810-10-15-14c, the Company supplementally advises the Staff that the Catastrophe Fund’s activities are directed by Third Point Reinsurance Investment Management Ltd., and that the activities of the Catastrophe Fund are conducted on behalf of all investors. Therefore, ASC 810-10-15-14c is not present. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Catastrophe Fund.

(i) Catastrophe Reinsurer

In response to ASC 810-10-15-14c, the Company supplementally advises the Staff that the Catastrophe Reinsurer’s activities are directed by Third Point Reinsurance Investment Management Ltd. Therefore, ASC 810-10-15-14c is not present. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Catastrophe Reinsurer.

(C) Conclusion

On the basis of the Company’s assessment and the factors described above, the Company has concluded that none of the ASC 810-10-15-14 criteria apply to the Catastrophe Fund or Catastrophe Reinsurer structures, and the Company therefore believes that neither the Catastrophe Fund nor the Catastrophe Reinsurer should be characterized as a VIE. As noted in the Company’s response to the Staff’s letter dated June 18, 2013, the Company considers both the Catastrophe Fund and the Catastrophe Reinsurer to be VREs and both the Catastrophe Fund and the Catastrophe Reinsurer are consolidated by Third Point Reinsurance Ltd.

Jeffrey P. Riedler	15	July 8, 2013

11.	If in re-performing your analysis you conclude that the Catastrophe Fund and / or the Catastrophe Reinsurer are VIEs, and you conclude that you have a variable interest in the Catastrophe Fund and /or the Catastrophe Reinsurer, please analyze ASC 810-10-25- 38A(a) and (b) to determine the primary beneficiary for each entity as applicable in your analysis. Please consider the guidance in ASC 810-10-25-38D, 810-10-25-38F, and ASC 810-10-25-38G.

In response to the Staff’s comment, the Company advises the Staff that pursuant to its analysis provided in response to comment 10 above, the Company has concluded that it does not believe that the Catastrophe Fund or the Catastrophe Reinsurer are VIEs and therefore has not performed further analysis of the guidance described in the Staff’s comment.

12.	In addition, please include an analysis of the guidance in ASC 810-10-25-43 and 25-44 and tell us why the guidance is or is not applicable. If applicable, tell us why it supports the conclusion regarding the party identified as the primary beneficiary.

In response to the Staff’s comment, the Company advises the Staff that pursuant to its analysis provided in response to comment 10 above, the Company has concluded that it does not believe that the Catastrophe Fund or the Catastrophe Reinsurer are VIEs and therefore has not performed further analysis of the guidance described in the Staff’s comment.

19. Related party transactions

b) TP Lux Holdco LP, page F-65

13.	Please revise to disclose the accounting treatment for the investment in the limited partnership to clarify your basis to record the pro rata interest in the investments of the LuxCo and the related income and expense. Please assure that your disclosure agrees with the disclosures made in Note 17 on page F-63 and with your response to prior comment 62, as applicable.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company supplementally advises the Staff that it has performed the following analysis regarding the appropriate accounting treatment of the Company’s interest in TP Lux Holdco LP (the “Limited Partnership”). The Company notes that the structure of the Limited Partnership is such that there is a single General Partner (“GP”) that is an affiliate of the Company’s investment adviser and five Limited Partners (“LPs”), including Third Point Re, of which three have a greater financial interest than Third Point Re.

Jeffrey P. Riedler	16	July 8, 2013

In accordance with ASC 810-10-15-14, the Company considers the Limited Partnership to be a Variable Interest Entity (VIE). The Company’s analysis in reaching this conclusion, together with the text of the applicable accounting guidance, is set forth below:

ASC 810-10-15-14: A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a variable interest entity [VIE] does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.)

ASC 810-10-15-14a: The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1.	Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights

2.	Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs

3.	Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

4.	Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

The Company’s assessment in response to the guidance above is that the Limited Partnership’s equity investment at risk is sufficient to permit it to finance its activities without additional subordinated financial support provided by any parties, including equity holders. The Limited Partnership was formed to act as a collective investment

Jeffrey P. Riedler	17	July 8, 2013

vehicle with its principal objective being to purchase Euro debt and equity investments. The Limited Partnership is capitalized by contributions from its Limited Partners and does not require subordinated financial support outside of its current capital structure.

As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Company’s investment in the Limited Partnership.

ASC 810-10-15-14b: As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.	The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of non-controlling shareholder veto rights as discussed in paragraphs 810-10-25-2 through 25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections.

In response to the guidance above, the Company supplementally advises the Staff that the GP holds the exclusive ability to make decisions on behalf of the Limited Partnership that dictate the Limited Partnership’s success. As a group, therefore, the holders of the equity investment at risk lack this characteristic.

As such, the Company has concluded in accordance with ASC 810-10-15-14 that this component of the ASC 810-10-15-14 conditions does exist and that, with respect to the Company, the Limited Partnership is a legal entity that is subject to consolidation under the guidance in the Variable Interest Entities Subsections.

2.	The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity. See paragraphs 810-10-25-55 through 25-56 and Example 1 (see paragraph 810-10-55-42) for a discussion of expected losses.

In response to the guidance above, the Company supplementally advises the Staff that as a group, the investment holders (i.e., the LPs in the Limited Partnership, of which Third Point Re is one), collectively, have the obligation to absorb the expected losses of

Jeffrey P. Riedler	18	July 8, 2013

the Limited Partnership. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Company’s investment in the Limited Partnership.

3.	The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt, or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

In response to the guidance above, the Company supplementally advises the Staff that as a group, the investment holders, collectively, have the right to receive the expected returns of the limited partnership. As a group, the holders of the equity investment at risk do not lack this characteristic. As such, the Company has concluded that this component of the ASC 810-10-15-14 conditions does not exist with respect to the Company’s investment in the Limited Partnership.

ASC 810-10-15-14c: The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with non-substantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)(1).

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

Jeffrey P. Riedler	19	July 8, 2013

In response to the guidance above, the Company advises the Staff that as noted in ASC 810-10-15-14b(a) above, the paragraph (b) condition is present given the nature of the GP relationship relative to limited partners in the Limited Partnership. However, paragraph (a) is not present.

The Company has concluded that, with respect to its investment therein, the Limited Partnership meets the definition of a VIE. The Company has performed an assessment regarding whether Third Point Re is the primary beneficiary of the Limited Partnership. In accordance with ASC 810-10-25-38: A reporting entity shall consolidate a VIE when that reporting entity has a variable interest (or combination of variable interests) that provides the reporting entity with a controlling financial interest on the basis of the provisions in paragraphs 810-10-25-38A through 25-38G. The reporting entity that consolidates a VIE is called the primary beneficiary of that VIE.

Further, ASC 810-10-25-38A states that: A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders.

The Company supplementally advises the Staff that Third Point Re does not hold a controlling financial interest in the Limited Partnership. As at December 31, 2012 and March 31, 2013, Third Point Re held a less than 10% interest in the Limited Partnership, and three of the other four LPs held larger interests in the Limited Partnership. The Company has therefore concluded that Third Point Re does not hold a controlling financial interest in the Limited Partnership. The Company further advises the Staff that that in accordance with ASC 810-10-25-38A: Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE.

The Limited Partnership is accounted for as an investment of the Company at fair value on the consolidated balance sheet, with changes in fair value being recorded in the consolidated statement of income (loss).

*  *  *  *  *  *  *

Jeffrey P. Riedler	20	July 8, 2013

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Very truly yours,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:	Amy Reischauer

Matthew Jones

Ibolya Ignat

Donald Abbott

Securities and Exchange Commission

Tonya Marshall, Esq.

Third Point Reinsurance Ltd.

Enclosures